EXHIBIT 21.1
Subsidiaries of Registrant

Name	State of Organization
CreditComm Services LLC	Delaware
Intersections Health Services, Inc.	Delaware
Intersections Services Inc.	Canada
Chartered Marketing Services, Inc.	Illinois
Screening International, LLC*	Delaware
American Background Services, Inc.	Virginia
Control Risks Screening, Ltd.	United Kingdom
Control Risks Screening (S) Pte Ltd.	Singapore

*	The Registrant owns 55% of Screening International, and has the right to designate a majority of the five-member board of directors.